Exhibit 99.1

FORM 51-102F3

Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY

Seabridge Gold Inc. (“Seabridge” or the “Company”)
Suite 400 – 106 Front Street East
Toronto, ON M5A 1E1

ITEM 2.	DATE OF MATERIAL CHANGE

June 28, 2022

ITEM 3.	NEWS RELEASE

The news release announcing the material change referred to in this report was disseminated on June 28, 2022 through Newsfile and a copy has been filed under Seabridge’s profile on SEDAR.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

On June 28, 2022, the Company announced the results of an updated Preliminary Feasibility Study (the “2022 PFS”) for its 100% owned KSM project located in northern British Columbia, Canada. The 2022 PFS shows a considerably more sustainable and profitable mining operation than its 2016 predecessor, now consisting of an all open pit mine plan that includes the Mitchell, East Mitchell and Sulphurets deposits only. The primary reasons for the improvements in the plan arise from the acquisition of the East Mitchell open pit resource and an expansion to planned mill throughput. The many design improvements over the 2016 PFS include a smaller environmental footprint, reduced waste rock production, reduced green house gas emissions by electrification of the mine haul fleet, a 50% increase in mill throughput, and the elimination of capital-intensive block cave mining.

Notable improvements in the Base Case put forward in the 2022 PFS compared to the Base Case in the previous 2016 PFS include:

●	Proven and probable gold reserves increase 22%, from 38.8 million ounces to 47.3 million ounces, due to higher gold grades added from the East Mitchell deposit.

●	Mill throughput expands from 130,000 tonnes per day (“tpd”) to 195,000 tpd

●	Waste to ore strip ratio reduced by 23% to approximately 1:1.

●	A 90% increase in average annual gold production, 22% increase in annual copper production, 36% increase in annual silver production, and a 363% increase in annual molybdenum production.

●	Total capital of US$10.5 billion is reduced to $US9.6 billion with increases from inflation and mill expansion being wholly offset by the elimination of block cave mining from the PFS plan.

●	Initial capital increases from US$5.0 billion to US$6.4 billion primarily due to inflation.

●	A 20 year reduction in mine life from 53 Years to 33 years due to the increased mill throughput supplied by higher open pit production.

●	Total after tax net cash flow increases from US$10.0 billion to US$23.9 billion.

●	After tax NPV(5%) increases from US$1.5 billion to US$7.9 billion.

●	After tax IRR increases from 8.0% to 16.1%.

●	Payback period drops from 6.8 years to 3.7 years.

The 2022 PFS was prepared by Tetra Tech, Inc., the firm that had also authored the 2016 PFS. The 2022 PFS results released herein propose mining only 25% of the KSM resource inventory and do not include material from the copper-rich Kerr and Iron Cap deposits. An analysis of a stand-alone development of these deposits will be included as a Preliminary Economic Assessment forming a separate part of the NI 43-101 Technical Report to be filed within 45 days of the news release announcing the material change referred to in this report.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) or (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	EXECUTIVE OFFICER

For further information, please contact Rudi Fronk, Chief Executive Officer of Seabridge, at (416) 367-9292.

ITEM 9.	DATE OF REPORT

July 8, 2022

News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	June 28, 2022

Seabridge Gold Completes Updated Preliminary Feasibility Study for KSM Project

Estimated Annual Gold Output Rises 90% to more than 1 Million Oz for 33 years

After-Tax NPV(5%) soars 426% to $7.9B and Payback Period Shrinks 46% to 3.7 Years

Base Case Operating Costs Estimated at US$275 Per Oz of Gold Produced

after copper, silver and molybdenum credits

Reserves of 47.3 Million Oz Gold, 7.3 Billion Lbs Copper, 160 Million Oz Silver

and 385 Million Lbs molybdenum

Base Case Total Cost (Including all Capital, Reclamation and Closure Costs) Estimated at US$601 Per Oz of Gold Produced after copper, silver and molybdenum credits

Toronto, Canada – Seabridge Gold announced today the results of an updated Preliminary Feasibility Study (the “2022 PFS”) for its 100% owned KSM project located in northern British Columbia, Canada. The 2022 PFS shows a considerably more sustainable and profitable mining operation than its 2016 predecessor, now consisting of an all open pit mine plan that includes the Mitchell, East Mitchell and Sulphurets deposits only. The primary reasons for the improvements in the plan arise from the acquisition of the East Mitchell open pit resource and an expansion to planned mill throughput. The many design improvements over the 2016 PFS include a smaller environmental footprint, reduced waste rock production, reduced green house gas emissions by electrification of the mine haul fleet, a 50% increase in mill throughput, and the elimination of capital-intensive block cave mining.

The 2022 PFS was prepared by Tetra Tech, Inc. (“Tetra Tech”), the firm that had also authored the 2016 PFS. The 2022 PFS results released herein propose mining only 25% of the KSM resource inventory and do not include material from the copper-rich Kerr and Iron Cap deposits. An analysis of a stand-alone development of these deposits will be included as a Preliminary Economic Assessment (“PEA”) forming a separate part of the NI 43-101 Technical Report to be filed within the next 45 days.

Seabridge Gold Chairman and CEO Rudi Fronk noted: “We have redesigned KSM for an inflationary environment. The themes for this PFS are capital and energy efficiency. The mine plan is simplified to bring total capital down below 2016 estimates despite inflation by reducing sustaining capital. We have accomplished this by eliminating underground mine development which is deferred to future years. Important steps have also been taken to make the project less dependent on oil, especially diesel fuel, which is an inflationary hot spot and likely to remain so. We have done this by maximizing the use of low cost, green hydroelectric energy.”

Notable improvements in the Base Case 2022 PFS compared to the Base Case 2016 PFS include:

●	Proven and probable gold reserves increase 22%, from 38.8 million ounces to 47.3 million ounces, due to higher gold grades added from the East Mitchell deposit.

●	Mill throughput expands from 130,000 tonnes per day (“tpd”) to 195,000 tpd

●	Waste to ore strip ratio reduced by 23% to approximately 1:1.

●	A 90% increase in average annual gold production, 22% increase in annual copper production, 36% increase in annual silver production, and a 363% increase in annual molybdenum production.

●	Total capital of US$10.5 billion is reduced to $US9.6 billion with increases from inflation and mill expansion being wholly offset by the elimination of block cave mining from the PFS plan.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

Telephone: 416-367-9292 www.seabridgegold.com

●	Initial capital increases from US$5.0 billion to US$6.4 billion primarily due to inflation.

●	A 20 year reduction in mine life from 53 Years to 33 years due to the increased mill throughput supplied by higher open pit production.

●	Total after tax net cash flow increases from US$10.0 billion to US$23.9 billion.

●	After tax NPV(5%) increases from US$1.5 billion to US$7.9 billion.

●	After tax IRR increases from 8.0% to 16.1%.

●	Payback period drops from 6.8 years to 3.7 years.

The 2022 PFS envisages an open pit mine operation that is scheduled to operate for 33 years. Ore delivery to the mill is increased from an initial 130,000 metric tpd to 195,000 tpd in Year 3. Over the entire 33-year mine life, ore will be fed to a flotation and gold extraction mill. The flotation plant will produce a gold/copper/silver concentrate for transport by truck to a nearby seaport at Stewart, B.C. for shipment to Pacific Rim smelters. Metallurgical projections supported by extensive metallurgical testing project a copper concentrate with an average copper grade of 24% and a high gold (64 g/t) and silver (177g/t) content, making it readily saleable. A separate molybdenum concentrate and gold-silver doré will be produced at the KSM processing facility.

Mineral Resources

The 2022 PFS uses previously disclosed resource estimates that are based on US$1,300 per ounce gold, US$3.00 per pound copper, US$20.00 per ounce silver and US$9.70 per pound molybdenum. In addition, the resources are constrained by conceptual mining shapes.

Measured and Indicated Mineral Resources at KSM are estimated at 5.4 billion tonnes grading 0.51 grams per tonne gold, 0.16% copper, 2.4 grams per tonne silver, and 63 ppm molybdenum (88.3 million ounces of gold, 19.4 billion pounds of copper, 414 million ounces of silver, and 742 million pounds of molybdenum). An additional 5.7 billion tonnes are estimated in the Inferred Mineral Resource category grading 0.36 grams per tonne gold, 0.28% copper, 2.2 grams per tonne silver, and 33 ppm molybdenum (65.6 million ounces of gold, 35.1 billion pounds of copper and 406 million ounces of silver, and 415 million pounds of molybdenum). A detailed table of KSM’s mineral resources can be found at the end of this news release

Mineral Reserves

Updated Mineral Reserves for the project are based on open pit mining of the Mitchell, East Mitchell and Sulphurets deposits. Waste to ore cut-offs were determined using a net smelter return (“NSR”) for each block in the model. NSR is calculated using prices and process recoveries for each metal accounting for all off-site losses, transportation, smelting and refining charges. Metal prices of US$1,300 per ounce gold, US$3.00 per pound copper, US$20 per ounce silver and US$9.70 per pound molybdenum and a foreign exchange rate of 0.79 US dollar per Canadian dollar have been used in the NSR calculations.

Lerchs-Grossman (“LG”) pit shell optimizations were used to define open pit mine pit limits in the 2022 PFS. Open pit designed phases use updated geotechnical design criteria based on recent site investigation programs. Mineral Reserves have been estimated using the updated pit designs. The open pit minimum NSR cut-off grade is varied between Cdn$ 11/t to Cdn$25/t and considers the estimated process operating cost of Cdn$10/t. Process operating costs include plant processing (including crushing/conveying costs where applicable), G&A, surface service, tailings, and water treatment costs. A premium cut-off grade of Cdn$25/t is used until the end of Year 5 to maximize the NPV and minimize the time to payback of initial capital.

Mineral Reserves for the KSM project are stated as follows:

KSM Proven and Probable Mineral Reserves as of May 26, 2022

			Diluted Grades				Contained Metal
		Ore (Mt)	Au (g/t)	Cu (%)	Ag (g/t)	Mo (ppm)	Au (Moz)	Cu (Mlb)	Ag (Moz)	Mo (Mlb)
Proven	Mitchell	483	0.74	0.20	3.3	49	11.5	2,161	51	53
	East Mitchell	814	0.69	0.11	1.8	91	18.1	2,043	47	163
	Sulphurets	0	0.00	0.00	0.0	0	0.0	0	0	0
	Total Proven	1,297	0.71	0.15	2.4	75	29.6	4,203	98	215
Probable	Mitchell	452	0.59	0.15	2.5	74	8.6	1,458	36	74
	East Mitchell	392	0.46	0.09	1.7	84	5.8	784	21	73
	Sulphurets	151	0.68	0.26	1.0	70	3.3	874	5	23
	Total Probable	995	0.55	0.14	1.9	77	17.7	3,116	62	170
Proven + Probable	Mitchell	935	0.67	0.18	2.9	61	20.1	3,619	87	126
	East Mitchell	1,206	0.62	0.11	1.8	89	23.9	2,826	68	236
	Sulphurets	151	0.68	0.26	1.0	70	3.3	874	5	23
	Total Proven + Probable	2,292	0.64	0.14	2.2	76	47.3	7,320	160	385

Notes:

1.	The Mineral Reserve estimates were reviewed by Jim Gray, P.Eng. (who is also the independent Qualified Person for these Mineral Reserve estimates), reported using the 2014 CIM Definition Standards and 2019 CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines, and have an effective date of May 26, 2022.

2.	Mineral Reserves are based on the 2022 PFS all open pit Life of Mine plan.

3.	Mineral Reserves are mined tonnes and grade, the reference point is the mill feed at the primary crusher and includes consideration for operational modifying factors.

4.	Mineral Reserves are reported at NSR cut-off grades that vary between of $11/t and $25/t using the following assumptions: metal prices of US$1300/oz Au, US$3.00/lb Cu, US$20/oz Ag, and US$ 9.70/lb Mo at a currency exchange rate of 0.79 US$ per CAD$; Copper concentrate terms are 96% payable Cu; 97.8% payable Au; 90% payable Ag, molybdenum concentrate terms are 99% payable. Offsite costs (smelting, refining, transport, and insurance) are C$281 per tonne of copper concentrate and C$5527 per tonne of molybdenum concentrate; doré terms are $2/oz offsite costs (refining, transport and insurance), 99.8% Au payable, and 90% Ag payable; metallurgical recovery projections vary depending on metallurgical domain and metal grades and are based on metallurgical test work.

5.	The NSR cut-off grade is varied from Cdn11/t to Cdn25/t and covers the estimated process operating cost of $10/t for ore processing, G&A, surface service, tailings , and water treatment costs.

6.	Mineral Reserves account for mining loss and dilution.

7.	Mineral Reserves are a subset of the mineral resource.

8.	Numbers have been rounded as required by reporting guidelines.

Production

The open pit only mine production plan using ultra class mining starts in the higher grade Mitchell pit. Production from the high grade upper East Mitchell zone is introduced in Year 3. Waste mined from the Sulphurets, East Mitchell and Mitchell pit is placed in the Mitchell rock storage facility (RSF) until Mitchell pit is mined out by Year 25. Final waste from East Mitchell is backfilled into the mined out Mitchell pit from Year 25 onward along with some waste rehandled from the Mitchell RSF.

The updated mine plan reduces overall footprint by not using the McTagg RSF as required in the 2016 PFS and by utilizing mined out pits for backfilling waste rock.

Autonomous mine operations where applicable and an integrated remote operations centre reduce on-site personnel.

Electrification of the haul truck fleet with trolley assist reduces carbon emissions and overall mine energy costs by replacing diesel with low cost energy from electricity.

Mill feed ramps up to 130,000 tonnes per day by Year 2 followed by a 50% increase to 195,000 tonnes per day from Year 3 onwards. Average annual mill feed throughput for the 33 years of mine life is estimated at 69.5 million tonnes.

At Mitchell, a near-surface higher grade gold zone crops out allowing for gold production in the first seven years that is substantially above the mine life average. The mine plan is specifically designed for mining highest gold grade first to facilitate a quick capital investment payback. The project’s post-tax payback period is approximately 3.7 years for the Base Case or 11% of mine life. Metal production for the first seven years, compared to life of mine average production, is estimated as follows:

Average Annual Metal Production

	Years 1-7 Average	Life of Mine Average
Average Grades:
Gold (grams per tonne)	0.89	0.64
Copper (%)	0.21	0.14
Silver (grams per tonne)	3.0	2.2
Molybdenum (parts per million)	52	76
Annual Production:
Gold (ounces)	1,413,000	1,027,000
Copper (pounds)	251 million	178 million
Silver (ounces)	3.8 million	3.0 million
Molybdenum (pounds)	2.1 million	4.2 million

Note: Annual production shows total metal contained in copper concentrate, doré, and molybdenum concentrate.

Capital Costs

Initial capital cost (including contingency of US$ 949 million) is estimated at US$6.4 billion, approximately 28% higher than the initial capital estimate in the 2016 PFS primarily due to inflation experienced over the past two years. Initial capital assumes certain early works (e.g. roads and power infrastructure) are being completed ahead of a major project construction decision as a part of the ongoing KSM substantial start activities.

Sustaining capital over the 33 year mine life is estimated at US$3.2 billion, a reduction of US$2.3 billion from the 2016 PFS, and is dominated by mill throughput expansion and mine fleet ramp up in Year 1 and 2, and tailings sustaining capital mid way through the mine life.

In addition to sustaining capital, a further US$1,273million has been charged against the project including US$653 million set aside in a sinking fund during the production period to pay for estimated water treatment obligations which continue after closure and US$620 million for physical reclamation and post closure maintenance after mining operations have ceased.

Initial capital and sustaining capital estimates are summarized as follows:

Capital Costs (US$ million)

	Initial	Sustaining	Total
	US$ M	US$ M	US$ M
Direct Costs
Mine	1,420	1,766	3,187
Process	2,003	309	2,312
Tailings Management Facility	513	630	1,143
Environmental	15	8	23
On-site Infrastructure	39	-	39
Off-site Infrastructure	76	11	87
Power Supply/Energy Recovery	121	46	167
Total Direct Capital	4,188	2,770	6,958
Indirect cost	1,090	97	1,188
Owner’s cost	204	-	204
Contingency	949	343	1,293
Total Capital	6,432	3,210	9,642

Operating Costs

Average mine, process and G&A operating costs over the project’s life (including waste mining and on-site power credits, excluding off-site shipping and smelting costs) are estimated at US$11.36 per tonne milled (before base metal credits). Estimated unit operating costs decreased 8% from the 2016 PFS primarily due to the change from combined open pit and block cave mining to open pit only mining, a 50% increase in mill throughput capacity, and technology improvements including automation and electrification of the mine fleet. A breakdown of estimated unit operating costs is as follows:

LOM Average Unit Operating Costs (US$ Per Tonne Milled)

Mining	3.31
Process	6.31
G&A + Site Services	1.06
Tailings Storage/Handling	0.11
Water Management/Treatment	0.50
Energy Recovery	-0.07
Provincial Sales Tax	0.13
Total Operating Costs	11.36

Economic Analysis

A Base Case economic evaluation was undertaken incorporating historical three-year trailing averages for metal prices as of June 20, 2022. This approach is consistent with the 2016 PFS Base Case. Two alternate cases are also presented: (i) an Alternate Case that incorporates lower metal prices than used in the Base Case to demonstrate the project’s sensitivity to lower prices; and (ii) a Recent Spot Case incorporating recent spot prices for gold, copper, silver and the US$/Cdn$ exchange rate. The pre-tax and post-tax estimated economic results in U.S. dollars for all three cases as well as the 2016 PFS Base Case are as follows:

Projected Economic Results (US$)

	2016 PFS Base Case	2022 PFS Base Case	2022 PFS Recent Spot Case	2022 PFS Alternate Case
Metal Prices:
Gold ($/ounce)	1,230	1,742	1,850	1,500
Copper ($/pound)	2.75	3.53	4.25	3.00
Silver ($/ounce)	17.75	21.90	22.00	20.00
Molybdenum ($/lb)	8.49	18.00	18.00	18.00
US$/Cdn$ Exchange Rate:	0.80	0.77	0.77	0.77
Cost Summary:
Operating Costs Per Ounce of Gold Produced (years 1 to 7)	$119	$35	$-83	$118
Operating Costs Per Ounce of Gold Produced (life of mine)	$277	$275	$164	$351
Total Cost Per Ounce of Gold Produced (inclusive of all capital and closure)	$673	$601	$490	$677
Initial Capital (billions)	$5.0	$6.4	$6.4	$6.4
Sustaining Capital (billions)	$5.5	$3.2	$3.2	$3.2
Unit Operating Cost (US$/tonne)	$12.36	$11.36	$11.36	$11.36
Pre-Tax Results:
Net Cash Flow (billions)	$15.9	$38.6	$46.1	$27.9
NPV @ 5% Discount Rate (billions)	$3.3	$13.5	$16.4	$9.2
Internal Rate of Return	10.4%	20.1%	22.4%	16.5%
Payback Period (years)	6.0	3.4	3.1	4.1
Post-Tax Results:
Net Cash Flow (billions)	$10.0	$23.9	$28.6	$17.1
NPV @ 5% Discount Rate (billions)	$1.5	$7.9	$9.8	$5.2
Internal Rate of Return	8.0%	16.1%	18.0%	13.1%
Payback Period (years)	6.8	3.7	3.4	4.3

Note:

1.	Operating and total cost per ounce of gold are after copper, silver and molybdenum credits.

2.	Total cost per ounce includes all start-up capital, sustaining capital and reclamation/closure costs.

3.	Results include consideration of Royalties and Impact Benefit Agreements

4.	The post-tax results include the B.C. Mineral Tax and provincial and federal corporate taxes.

The NI 43-101 Technical Report will include sensitivity analyses illustrating the impact on project economics from positive and negative changes to metal prices, capital costs and operating costs.

National Instrument 43-101 Disclosure The updated KSM PFS was prepared by Tetra Tech, and incorporates the work of a number of industry-leading consulting firms. These firms and their Qualified Persons (as defined under National Instrument 43-101) are independent of Seabridge and have reviewed and approved this news release. The principal consultants who contributed to the 2022 PFS, and their Qualified Persons are listed below along with their areas of responsibility:

●	Tetra Tech, under the direction of Hassan Ghaffari P.Eng (surface infrastructure, capital estimate and financial analysis), John Huang P.Eng. (metallurgical testing review, permanent water treatment, mineral process design and operating cost estimation for process, G&A and site services, and overall report preparation)

●	Wood Plc. Under the direction of Henry Kim P.Geo. (Mineral Resources)

●	Moose Mountain Technical Services under the direction of Jim Gray P.Eng. (open pit Mineral Reserves, open pit mining operations, mine capital and mine operating costs, MTT and rail ore conveyance design, tunnel capital costs)

●	W.N. Brazier Associates Inc. under the direction of W.N. Brazier P.Eng. (Electrical power supply, energy recovery plants)

●	ERM (Environmental Resources Management) under the direction of Rolf Schmitt P.Geo. (environment and permitting)

●	Klohn Crippen Berger Ltd. Under the direction of David Willms P.Eng (design of surface water diversions, diversion tunnels, tailing management facility, water treatment dam and RSF and tunnel geotechnical)

●	BGC Engineering Inc. under the direction of Derek Kinakin P.Geo., P.L.Eng. (rock mechanics, geohazards and mining pit slopes)

Seabridge holds a 100% interest in several North American gold projects. Seabridge’s assets include the KSM and Iskut projects located near Stewart, British Columbia, Canada, the Courageous Lake project located in Canada’s Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge’s Mineral Reserves and Mineral Resources by category please visit the Company’s website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards. The U.S. Securities and Exchange Commission (“SEC”) now recognizes estimates of “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” and uses new definitions of “proven mineral reserves” and “probable mineral reserves” that are substantially similar to the corresponding CIM Definition Standards. However, the CIM Definition Standards differ from the requirements applicable to US domestic issuers. US investors are cautioned not to assume that any “measured mineral resources,” “indicated mineral resources,” or “inferred mineral resources” that the Issuer reports are or will be economically or legally mineable. Further, “inferred mineral resources” are that part of a mineral resource for which quantity and grade are estimated on the basis of limited geologic evidence and sampling. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral reserves and mineral resources; (ii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of operating the mine, of sustaining capital and the duration of financing payback periods; (iii) the estimated amount of future production, both ore processed and metal recovered; (iv) estimates of operating costs, life of mine costs, net cash flow, net present value (NPV) and economic returns from an operating mine; and (v) the completion of a Preliminary Economic Assessment and its timing. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge’s or its consultants’ current beliefs as well as various assumptions made by them and information currently available to them. The most significant assumptions are set forth above, but other these assumptions include: (i) the presence of and continuity of metals at the Project at estimated grades; (ii) the geotechnical and metallurgical characteristics of rock conforming to sampled results; (iii) the quantities of water and the quality of the water that must be diverted or treated during mining operations; (iv) the capacities and durability of various machinery and equipment; (v) the availability of personnel, machinery, equipment and hydro-electric power at estimated prices and within the estimated delivery times; (v) currency exchange rates; (vi) metals sales prices; (vii) appropriate discount rates applied to the cash flows in the economic analysis; (viii) tax rates and royalty rates applicable to the proposed mining operation; (ix) the availability of acceptable financing under assumed structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of permits and other regulatory approvals on acceptable terms; and (xiv) the successful conclusion of consultation with impacted indigenous groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs (and metals prices) will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur as forecast, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; the geotechnical characteristics of the rock mined or through which infrastructure is built differing from that predicted, the quantity of water that will need to be diverted or treated during mining operations being different from what is expected to be encountered during mining operations or post closure, or the rate of flow of the water being different; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; unavailability of hydro-electric power and risks relating to the costs of other energy sources; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or the conclusion of successful consultation with impacted indigenous groups; changes in regulations applying to the development, operation, and closure of mining operations from what currently exists; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com ) for the year ended December 31, 2021 and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD
“Rudi Fronk”
Chairman and C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.com

KSM Project Mineral Resources (Inclusive of Mineral Reserves as stated above)

Measured Resources

	Cut Off		Gold		Copper		Silver		Molybdenum
Project	Grade (g/t)	Tonnes (000)	Grade (g/t)	Ounces (000)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (000)	Grade (ppm)	Pounds (millions)
KSM:	NSR:
Mitchell	$10.75	691,700	0.68	15,124	0.19	2,876	3.3	72,831	52	79
East Mitchell	$11.25	1,012,800	0.65	21,098	0.11	2,514	1.8	59,233	89	198
KSM Total		1,704,500	0.66	36,222	0.14	5,390	2.4	132,064	74	277

Indicated Resources

	Cut Off		Gold		Copper		Silver		Molybdenum
Project	Grade (g/t)	Tonnes (000)	Grade (g/t)	Ounces (000)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (000)	Grade (ppm)	Pounds (millions)
KSM:
Mitchell	$10.75-	1,667,000	0.48	25,935	0.14	5,120	2.8	149,160	66	241
East Mitchell	$11.25	746,200	0.42	10,080	0.08	1,390	1.7	41,814	79	130
Sulphurets	NSR	446,000	0.55	7,887	0.21	2,064	1.0	14,339	53	52
Kerr	Pits	374,000	0.22	2,660	0.41	3,405	1.1	13,744	5	4
Iron Cap	$16	423,000	0.41	5,576	0.22	2,051	4.6	62,559	41	38
KSM Total	NSR UG	3,656,200	0.44	52,138	0.17	14,030	2.4	281,616	58	465

Measured plus Indicated Resources

	Cut Off		Gold		Copper		Silver		Molybdenum
Project	Grade (g/t)	Tonnes (000)	Grade (g/t)	Ounces (000)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (000)	Grade (ppm)	Pounds (millions)
KSM:
Mitchell	$10.75-	2,358,700	0.54	41,059	0.15	7,996	2.9	221,991	62	320
East Mitchell	$11.25	1,759,000	0.55	31,178	0.10	3,904	1.8	101,047	85	328
Sulphurets	NSR	446,000	0.55	7,887	0.21	2,064	1.0	14,339	53	52
Kerr	Pits	370,000	0.22	2,660	0.41	3,405	1.1	13,744	5	4
Iron Cap	$16	423,000	0.41	5,576	0.22	2,051	4.6	62,559	41	38
KSM Total	NSR UG	5,356,700	0.51	88,360	0.16	19,420	2.4	413,680	63	742

Inferred Resources

	Cut Off		Gold		Copper		Silver		Molybdenum
Project	Grade (g/t)	Tonnes (000)	Grade (g/t)	Ounces (000)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (000)	Grade (ppm)	Pounds (millions)
KSM:
Mitchell	$10.75	1,282,600	0.29	11,819	0.14	3,832	2.5	102,228	47	133
East Mitchell	NSR	281,100	0.37	3,372	0.07	403	2.3	21,112	61	38
Sulphurets	Pits	223,000	0.44	3,155	0.13	639	1.3	9,320	30	15
Kerr	$16	1,999,000	0.31	19,823	0.40	17,720	1.8	114,431	23	103
Iron Cap	NSR	1,899,000	0.45	27,474	0.30	12,556	2.6	158,741	30	126
KSM Total	UG	5,684,700	0.36	65,643	0.28	35,150	2.2	405,832	33	415

Note:

1.	The effective date for the Mineral Resource Estimate for Mitchell and East Mitchell is March 31, 2022, and for Kerr, Sulphurets and Iron Cap is December 31, 2019.

2.	The Mineral Resource estimates have been reviewed and approved by Henry Kim P.Geo., an independent Qualified Person. Mr. Kim verified the databases supporting the mineral resource estimates and conducted a personal inspection of the property and reviewed drill core from a range of representative drill holes at site and at the core storage facilities in Stewart, B.C. with Seabridge geology staff.

3.	Mineral Resources were prepared in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves (May 10, 2014) and CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (Nov 29, 2019).

4.	Mineral Resources were constrained within minable shapes depending on their mining methods.

5.	Mineral Resources are reported inclusive of those Mineral Resources that were converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

6.	Following metal prices were used to determine Mineral Resources: US$1300/oz Au, US$3/lb Cu, US$20/oz Ag, and US$ 9.7/lb Mo.

7.	For other key assumption parameters, methods used for: Mitchell and East Mitchell, see news release “Seabridge Gold Reports Updated Mineral Resource Estimates for Mitchell and East Mitchell Deposits” dated April 14, 2022; Kerr, Sulphuret, and Iron Cap, see “KSM (KERR-SULPHURETS-MITCHELL) PREFEASIBILITY STUDY UPDATE, NI 43-101 TECHNICAL REPORT” dated April 30, 2020.

8.	Numbers may not add due to rounding.

Note: United States investors are cautioned that the requirements and terminology of NI 43-101 may differ from the requirements of the SEC, including Regulation SK-1300. Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s mining disclosure standards. Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.